UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

EMMIS COMMUNICATIONS CORPORATION
(Name of Subject Company)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

291525103
(CUSIP Number of Class of Securities)

JS Acquisition, Inc.
(Name of filing person)
c/o James A. Strain
Taft Stettinius & Hollister LLP
One Indiana Square
Suite 3500
Indianapolis, Indiana 46204
Telephone: (317) 713-3500
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
James M. Dubin, Esq.
Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, NY 10019-6064
Telephone: (212) 373-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
[Not Applicable]	[Not applicable]

*	This filing relates solely to preliminary communications made before the commencement of a tender offer, so no fee is payable.

☐
Check the box if any part of the filing fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:                                                                           Filing Party:
Form or Registration No.:                                                                           Date Filed:

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transaction to which the statement relates:
☑	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☑	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   ☐

The following is (i) a joint press release issued by JS Acquisition, Inc. and Alden Global Capital on April 26, 2010 and (ii) the Letter of Intent referred to in the joint press release.

PRESS RELEASE

For Immediate Release
Monday, April 26, 2010

Contact: Kate Snedeker
K8sned@yahoo.com; 317.258.3748

JS Acquisition and Alden Global Capital Announce Letter of Intent
Regarding Going Private Transaction of Emmis Communications

Indianapolis -- JS Acquisition, Inc. ("JS Acquisition") and Alden Global Capital ("Alden") today announced that they have entered into a Letter of Intent pursuant to which JS Acquisition intends to purchase all shares of Class A common stock of Emmis Communications Corporation (“Emmis”; Nasdaq: EMMS) (excluding shares owned by JS Acquisition, Mr. Jeffrey H. Smulyan and his affiliates) at a price per share of $2.40.  The consideration offered for Emmis’ Class A common stock represents a 74% premium over the 30-trading day average closing price of the Class A Common Stock and a 118% premium over the 180-trading day average closing price of the Class A Common Stock.  Alden Global Capital is a private asset management company with over $3 billion under management.

The Letter of Intent also contemplates an offer to exchange all of the outstanding shares of preferred stock of Emmis (the "Preferred Stock") for newly-issued 12% senior subordinated notes due 2017 of Emmis (the "Debt") with an aggregate principal amount equal to 60% of the aggregate liquidation preference (excluding accrued and unpaid dividends) of the Preferred Stock.  The consideration offered for the Preferred Stock represents a 73% premium over the 30-trading day average closing price of the Preferred Stock and a 133% premium over the 180-trading day average closing price of the Preferred Stock.  The exchange offer is expected to be exempt from registration under the Securities Act of 1933 pursuant to Section 3(a)(9).  In connection with the exchange offer, exchanging holders will be required to consent to (i) eliminate Section 11 of Exhibit A to Emmis’ Articles of Incorporation (providing for a

Going Private Redemption), (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger, and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to Emmis’ board of directors.  Alden, which currently holds 42% of the Preferred Stock, has agreed to consent to such amendments and exchange its Preferred Stock for Debt.

Upon completion of the Transactions, Mr. Smulyan will hold substantially all of a new class of voting common stock of Emmis and Mr. Smulyan and his affiliates will hold all of the outstanding common stock of JS Acquisition.  JS Acquisition will own all of a new class of non-voting common stock of Emmis that will represent substantially all of the outstanding equity value of Emmis.  Alden has agreed to purchase $80 million principal amount of Series A Convertible Redeemable PIK Preferred Stock of JS Acquisition and will receive nominally-priced warrants in connection therewith.

The completion of the Transactions is subject to certain conditions including (i) receipt of all required stockholder approval of the Transactions, (ii) the exchange of 66 2/3% of the Preferred Stock, (iii) the completion and effectiveness of the amendments to the terms of the Preferred Stock, (iv) the satisfaction of applicable regulatory requirements, (v) the Emmis board of directors waiving certain provisions of the Indiana Business Corporations Law and agreeing to submit any required merger directly to the Emmis stockholders for approval without the Board's recommendation of the merger, (vi) the execution of definitive documentation, (vii) simultaneous completion of all parts of the Transactions and (vii) other customary conditions.

Moelis & Company is acting as financial advisor to JS Acquisition and Paul, Weiss, Rifkind, Wharton & Garrison LLP is acting as legal counsel to JS Acquisition.  Alden is represented by Skadden, Arps, Slate, Meagher & Flom LLP.

THIS PRESS RELEASE IS FOR INFORMATIONAL PURPOSES ONLY AND DOES NOT CONSTITUTE AN OFFER TO BUY OR THE SOLICITATION OF AN OFFER TO SELL SHARES OF EMMIS CLASS A COMMON STOCK, EMMIS PREFERRED STOCK, THE DEBT OR ANY SECURITIES OF JS ACQUISITION. NEITHER EMMIS NOR JS ACQUISITION HAS COMMENCED ANY OF THE TENDER OR EXCHANGE OFFERS DESCRIBED HEREIN. THE TENDER AND EXCHANGE OFFERS WILL BE MADE ONLY PURSUANT TO OFFERS TO PURCHASE AND RELATED MATERIALS THAT WILL BE DISTRIBUTED TO EMMIS' SHAREHOLDERS.  SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFERS TO PURCHASE AND RELATED MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS MAY OBTAIN A FREE COPY OF THE TENDER OFFER STATEMENTS ON SCHEDULE TO, THE OFFERS TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) (WHEN AVAILABLE) AT THE SEC’S WEB SITE AT WWW.SEC.GOV. SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFERS.

In connection with any solicitation of the stockholders of Emmis and in connection with the Transactions, a proxy statement, solicitation statement, registration statement and/or other disclosure documents (any of the foregoing, "disclosure documents") may be filed with the SEC, and would be mailed to Emmis stockholders. This press release is not a substitute for any disclosure documents, including without limitation any proxy statement or solicitation statement or registration statement that may be filed with the SEC and sent to Emmis stockholders in connection with any solicitation of Emmis stockholders or any business combination transaction with Emmis. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DISCLOSURE DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS WILL BE ABLE TO OBTAIN FREE COPIES OF ANY SUCH DOCUMENTS FILED WITH THE SEC THROUGH THE WEB SITE MAINTAINED BY THE SEC AT WWW.SEC.GOV.

LETTER OF INTENT

Alden Global Capital
885 Third Avenue, 34th Floor
New York, NY 10022

April 26, 2010

JS Acquisition, Inc.
Jeffrey H. Smulyan,
President and CEO

Dear Mr. Smulyan:

On behalf of Alden Global Capital (“Alden”) we appreciate the opportunity to submit this letter of intent relating to the contemplated equity financing by Alden of JS Acquisition, Inc., an Indiana corporation (the “Company”), to fund a going private transaction involving Emmis Communications Corporation (“ECC”) on the terms contemplated below (the “Transaction”).

Alden owns 1,162,737 shares of ECC 6.25% Series A Cumulative Convertible Preferred Stock, par value $0.01 per share (the “Preferred Stock”) and has a direct or indirect economic interest (excluding its shares of Preferred Stock) in approximately 10.4% of ECC’s outstanding Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”).

1.
The Transaction.  Going private transaction involving the Company and ECC upon completion of which (i) Jeffrey H. Smulyan (the “Controlling Stockholder”) shall hold substantially all of a new class of voting common stock of ECC (representing nominal economic value) and the Controlling Stockholder and his affiliates hold all of the outstanding common stock of the Company (the “Company Common Stock”), and (ii) the Company shall own 100% of a new class of non-voting common stock of ECC (which will represent substantially all of the outstanding equity value of ECC).

2.
Consideration to ECC Stockholders.  The Transaction would offer (a) $2.40 per share in cash to the holders of ECC’s outstanding Class A Common Stock (excluding shares owned by the Company, Mr. Smulyan and his affiliates) and (b) 12% subordinated debt securities due 2017 of ECC (the “Debt”) to holders of ECC’s Preferred Stock with an aggregate principal amount equal to 60% of the aggregate liquidation preference for the Preferred Stock (excluding accrued and unpaid dividends); the Preferred Stock owned by Alden would be exchanged for Debt in a merger with ECC (the “Merger”).  The Debt will have the terms set forth on Annex B.

3.	Conditions. Completion of the Transaction shall be subject to the following conditions:

(a)	receipt of stockholder approval of the Merger,

(b)	at least 66 2/3% of the Preferred Stock shall have been exchanged for Debt,

(c)
the terms of any remaining Preferred Stock have been amended by receipt of the requisite vote to (i) eliminate § 11 of Exhibit A to the ECC Articles of Incorporation (providing for a Going Private Redemption); (ii) provide for the automatic conversion of the Preferred Stock upon a merger into that amount of consideration that would be paid to holders of shares of the Class A Common Stock into which the Preferred Stock was convertible immediately prior to the merger; and (iii) eliminate the right of the holders of the Preferred Stock to nominate directors to the board of ECC (collectively, the “ECC Preferred Stock Amendments”),

(d)	the satisfaction of applicable regulatory requirements and of customary conditions precedent for similar transactions, including HSR and FCC approval,

(e)
the tender offer for Common Stock will be subject to (i) the ECC Board of Directors (the “Board”) granting a waiver of §§ 23-1-43-1 to 23-1-43-24 of the Ind. BCL by approving of the purchase by the Company of shares tendered in the offer, (ii) the Board agreeing to utilize the Ind. BCL special circumstances statute (Ind. BCL § 23-1-40-3(b)(1)) to submit the back-end merger directly to the ECC shareholders for approval without Board recommendation of the merger and (iii) the effectiveness of the ECC Preferred Stock Amendments,

(f)	the execution of definitive documentation to reflect the terms of the Transaction consistent with the terms of this letter and Exhibit A hereto; and

(g)	simultaneous completion of all parts of the Transaction.

4.
Financing; Support.  Upon consummation of the Transaction, Alden shall purchase up to $80 million liquidation preference of Series A Convertible Redeemable PIK Preferred Stock of the Company, having the terms set forth in Annex A hereto (the “Company Preferred Stock”). We hereby represent and warrant that we have sufficient cash on hand or capital commitments to satisfy such obligation, and will take no action that would limit our ability or obligation to satisfy such obligation.  In addition, Alden will agree to vote its Preferred Stock in favor of the ECC Preferred Stock Amendments and its Class A Common Stock in favor of the Merger.

5.	Approvals. We hereby represent and warrant that we have all corporate power and authority to execute this letter agreement and to perform our obligations hereunder.

6.
Board of Directors.  Upon our entry into binding documentation regarding the Transaction, you will use all commercially reasonable efforts to cause a representative designated by Alden to be elected to the Board of Directors of ECC prior to the commencement of the tender offer for the Common Stock and the exchange offer for the Preferred Stock; provided that such right shall be without duplication of any right of Alden to otherwise nominate a director pursuant to the terms of the Preferred Stock.  Our willingness to engage in the Transaction is conditioned on the Board of Directors, promptly following the election of such representative to the Board, approving the exemption pursuant to Rule 16b-3 under the Securities Exchange Act of 1934, as amended, of the payments to be made to Alden in respect of the Class A Common Stock and Preferred Stock owned by it.

7.	Good Faith Efforts. We will use commercially reasonable efforts in good faith to complete the Transaction as promptly as possible.

8.	Governing Law. This letter shall be governed by the laws of the State of Indiana without regard to the conflict of laws principles thereof.

9.
Press Release.  Promptly after the execution and delivery of this letter by the parties hereto, the parties shall issue a joint press release, substantially in the form attached hereto as Annex C.  Thereafter, except as may be required by applicable law or securities exchange rules or regulations neither party shall, and each party shall cause their respective affiliates and representatives not to, issue or cause the publication of any press release or other announcement with respect to the Transaction without the consent of the other party hereto.

10.	Counterparts. This letter may be executed in two or more counterparts, each of which will be deemed an original and all of which together will constitute one and the same instrument.

11.
Non Binding.  With the exception of paragraphs 8 (Governing Law), 9 (Press Release), 11 (Non Binding), and the second sentence of paragraph 4 (Financing; Support), which shall each be legally binding, this letter of intent shall be non-binding.  No party hereto shall be liable for any indirect or consequential damages of any kind in connection with this letter of intent.

ALDEN GLOBAL CAPITAL

By: /s/ Jason Pecora Jason Pecora Its: Managing Director

Agreed to this 26th day of April, 2010

JS ACQUISITION, INC.

By:  /s/ Jeffrey H. Smulyan

       Jeffrey H. Smulyan

Its:  President and CEO